mCig, Inc.

800 Bellevue Way NE, Suite 400, Bellevue, Washington 98004

(425) 462-4219

October 16, 2014

Via Edgar

Re: mCig, Inc.

Form 10-K for Fiscal Year Ended April 30, 2014 Filed August 13, 2014, as amended

Form 10-Q for Fiscal Quarter Ended July 31, 2014 Filed September 19, 2014

  File No. 333-175941

To Whom It May Concern:

I am writing to formally request an extension by the 31st of October 2014, to allow our professionals, including an outside CPA, to complete the review of the completed list of answers and explanations we have prepared in relation to your latest round of comments. This additional time will allow us to file and provide proper responses and amended filings.

If you have any additional questions or concerns at this time, do not hesitate contacting me at your convenience.

Sincerely,

Paul Rosenberg, CEO mCig, Inc.